UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Homeland Precious Metals Corp.
(Name of Issuer)
Common
(Title of Class of Securities)
43741L305
(CUSIP Number)
Bruce Edmund Johnstone 4152 Meridian Street, Suite 105-512, Bellingham, WA 98226 Telephone: (775) 770-0872
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 1, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. : 43741L305
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Bruce Edmund Johnstone
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3. SEC Use Only
4. Source of Funds (See Instructions): OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization: Canadian
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 0
8. Shared Voting Power: 0
10. Shared Dispositive Power: 0
9. Sole Dispositive Power: 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11): 0%
14. Type of Reporting Person (See Instructions): IN

Item 1.                          Security and Issuer

Security:       Common Stock, no par value (“Common Stock”)
(CUSIP No. 43741L305)

Issuer:          Homeland Precious Metals Corp.
336 – 36th Street
Suite 334
Bellingham, WA  98225

Item 2.                          Identity and Background

(a)      Name of Person Filing:  Bruce Edmund Johnstone

(b)      Address:     4152 Meridian Street, Suite 105-512
Bellingham, WA  98226

(c)      Self Employed Businessman

(d)      No.

(e)      No.

(f)      Canadian.

Item 3.                         Source and Amount of Funds or Other Consideration.

 No funds were involved in the disposition of the Shares.  Transferred to new officer/director.

Item 4.                       Purpose of Transaction.

Mr. Johnstone has stepped down as officer and director of the Company and his shares were transferred to the incoming officer/director at no cost.  Mr. Johnstone no longer has any shares in the Company and is no longer involved with the Company.

Item 5.                      Interest in Securities of the Issuer.

1.           Bruce Johnstone

(a)           Amount Beneficially Owned:    0
Percent of Class:                         0%.

(b)           Number of shares as to which such person has:
(i)           Sole power to vote or direct the vote: 0
(ii)          Shared power to vote or direct the vote:  0
(iii)         Sole power to dispose or direct the disposition of: 0
(iv)         Shared power to dispose or direct the disposition of: 0

(c)
On May 1, 2011 Mr. Johnstone resigned as officer/director of the Company.  On the same date, Mr. Jody Samuels accepted the position of officer/director of the Company and Mr. Johnstone transferred all of his shares in the Company to Mr. Samuels by way of a gift.  Mr. Johnstone received no funds or consideration of any kind for the transfer of the shares to Mr. Samuels.  Mr. Johnstone transferred 1, 001,700 shares to Mr. Samuels, leaving Mr. Johnstone with 0 shares.

(d)	Not applicable.

(e)	Mr. Johnstone ceased to be the beneficial owner of more than 5% of the common shares of the Company on May 1, 2011.

Item 6.                      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7.                      Material to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 3, 2011

 /s/ Bruce Edmund Johnstone
      Bruce Edmund Johnstone